SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
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      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), and Central and South West Services, Inc. ("CSWS"), that during the period from July 1, 1996 through September 30, 1996 (the "Reporting Period"):
      1. The maximum principal amount of short-term borrowings outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:

    CSW
  System              Money Pool       Short-Term         Total         SEC
 COMPANIES   DATE     BORROWINGS     BORROWINGS (1)    BORROWINGS      LIMIT

  CPL       7/2/96  $106,940,000          -           106,940,000   $300,000,000
  PSO       7/1/96    71,584,000          -            71,584,000    125,000,000
  SWEPCO    7/2/96   103,757,000          -           103,757,000    150,000,000
  WTU       7/3/96    16,709,000          -            16,709,000     65,000,000
  CSWS      8/9/96    57,891,000          -            57,891,000    110,000,000
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(1)  Pursuant to the External Program authorized in this file.

      2. The weighted average interest rate for borrowings during the Reporting Period through the Money Pool was 5.60%.
      3. The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:


           Total            CSW            CSW       Total CSW
         Subsidiary      Loans to      Corporation   Short-Term        SEC
DATE     BORROWINGS     MONEY POOL     BORROWINGS    BORROWINGS       LIMIT
7/2/96  $340,992,000  $340,992,000   $171,183,000   $512,175,000  $1,200,000,000

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of CSW, et al, in File No. 70-8557, and in accordance with the terms and conditions of the Commission's order dated March 21, 1995, permitting said Application-Declaration to become effective.



      DATED:   October 30, 1996



                       CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                          WEST TEXAS UTILITIES COMPANY
                      CENTRAL AND SOUTH WEST SERVICES, INC.

                     BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /S/ LAWRENCE B. CONNORS
                             Lawrence B. Connors
                             Controller